Exhibit 99.7

To the United States Securities and Exchange Commission

We consent to the incorporation by reference in the Annual Report on Form 40-F of Almonty Industries Inc. (the “Company”) of our report dated March 18, 2026, with respect to the consolidated statements of financial position of the Company as at December 31, 2025 and 2024, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of accounting policies.

March 18, 2026	Chartered Professional Accountants
Toronto, Ontario